UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   January 12, 2006                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                                www.halores.com
                    TEL: (604) 484-0068 FAX: (604) 484-0069

                                                                January 12, 2006


                             REPORT TO SHAREHOLDERS

Dear Shareholders:

We are please to provide this report to shareholders on our activities for the year ended August 31, 2005 and through to January 12, 2006.

This was an exciting year of new direction and focus. During fiscal 2005 the Company focused on aggressive exploration of its core properties - Duport and Bachelor Lake - with over 22,000 metres of exploration drilling completed, as well as continued identification and evaluation of potential new acquisitions, resulting in two new exciting opportunities being the Quarter Moon Gold Project and the Sherridon VMS Project. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

The Company's first drill program commenced in February 2005 at its Duport Gold Property. The Phase I program was designed to test and expand the down-plunge extension of the prospective Main and East Zones and also along strike to the southwest where widely-spaced historical holes have intersected encouraging gold values. A total of 7,090 metres of drilling in 23 holes was completed on March 28, 2005. A total of 20 significant gold intersections were made with an average intercept of 1.4 m at 13.0 g/t. In summary, the Phase I drilling expanded the zone of gold mineralization and potential mineral resources substantially. At the end of April 2005, the Company retained Roscoe Postle Associates Inc. ("RPA") for the purposes of an in-house scoping study of the Duport Property. The conclusions of the scoping study were intended to act as a guide in decision-making to determine the timing and future exploration and development plans for the Duport Project, and resulted in the recommendations of further exploration and a new 43-101 compliant resource estimate being generated, consisting of 424,000 tonnes at a grade of 13.4 g/t Au for 183,000 contained ounces in the indicated category and 387,000 tonnes at a grade of 10.7 g/t Au for 133,000 contained ounces in the inferred category. Following the recommendations of the RPA report, in July 2005, the Company commissioned Fugro Airborne Surveys to carry out a helicopter-supported airborne magnetometer and electromagnetic ("EM") survey totaling 2,400 line km on the Duport Property. The airborne geophysics survey successfully identified a number of high priority targets that offer the potential for the discovery of additional ounces located only a short distance from Duport. As a result of these new exciting targets being generated a Phase II winter drill program is planned for January/February 2006 that has a two-fold objective that will: firstly test the Duport deposit in areas of structural complexity for the discovery of new "high-grade" ounces as Duport remains open in all directions and, secondly, test EM conductors covering the most attractive geological targets in close proximity to Duport.

The second exploration program was carried out at the Company's Bachelor Lake Gold Property. The dewatering of the mine was completed during the first quarter of 2005 and, from April 6, 2005 to July 26, 2005, sixty-nine diamond drill holes were completed for a total of 13,346 metres. The completion of this exploration program allowed the Company to satisfy its work commitments and other obligations to acquire an undivided 50% participating interest in the Bachelor Lake Property and execute a formal joint venture agreement (the "BLJV"), with its 50:50 joint venture partner, Metanor Resources Inc. Of the sixty-nine holes



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President's Report
January 12, 2006
Page 2


drilled during the 2005 drill campaign, Forty holes have intercepted composite grades over a cut-off of 3.43 g/t Au on a minimum horizontal width of 1.5 metres, with eight holes intercepting a mineralized interval having a horizontal width over 6 metres and grades over 6 g/t Au, and fourteen holes with a composite mineralized intervals having a grade higher than 10 g/t Au. The successful completion of the exploration program, coupled with the acquisition of the adjacent Hewfran Property directly to the west of the Bachelor Lake mine workings, increased the 43-101 compliant resource as follows: measured 4% to 192,594 tonnes at a grade of 8.8 g/t Au; indicated 229% to 648,997 at a grade of
7.49 g/t Au; and inferred 15% to 426,148 at a grade of 6.53 g/t Au.

On February 16, 2005, the Company acquired an option on the Quarter Moon Lake Gold Property in Manitoba. The property comprises 5 mining claims covering a total of 1072 hectares, located in north-central Manitoba, 75 km northeast of Flin Flon and 61 km northwest of Snow Lake. In 2004, blasting in three places and grab samples from the blast pits returned values of up to 29 G/T GOLD. More importantly however, during the Quarter Moon exploration program, the Company became aware of an opportunity to stake open ground in an adjacent area that is considered to be one of the most prospective VMS exploration areas in Canada. This area includes the Sherridon geological block that hosted the Sherritt Gordon mine that produced 7.7 mt of ore containing more than 225,000 t of copper and zinc and 75,000 oz gold. The Company currently controls close to 10,000 hectares of land in the area. An exploration team has been assembled and the 2006 exploration plan is being developed.

On September 22, 2005, the Company announced the closing of a $3.5 million non-brokered financing. The closing of this financing when added to the financing closed on December 24, 2004 brings the total to an impressive $10.2 million raised. The funding will be used for exploration and development and general working capital purposes.

With the current climate of commodity prices touching highs that have not been seen in decades, the addition of the Sherridon Project combined with continued aggressive exploration and development to be carried out at Duport and Bachelor Lake, 2006 holds to be an exciting year. To further diversify the Company's portfolio of advanced projects and further increase shareholder value the Company is carrying out an ongoing program of property identification, examination and acquisition.

We would like to thank our shareholders for remaining loyal to the Company over the years. We feel that the achievements made in 2005 will provide a solid base for growth and development for the Company.


On Behalf of the Board,

/s/ MARC CERNOVITCH

President & CEO